UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Belite Bio, Inc
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

07782B 104**
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares of the Issuer (“Ordinary Shares”). CUSIP number 07782B 104 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Capital Market under the symbol “BLTE”. Each ADS represents one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07782B 104	SCHEDULE 13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Yu-Hsin Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,485,308
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,485,308
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485,308(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Include (i) 731,728 Ordinary Shares directly held by Yu-Hsin Lin; (ii) 22,777 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2022; and (iii) 1,730,803 Ordinary Shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd., which is our principal shareholder and the wholly-owned subsidiary of our controlling shareholder Lin BioScience, Inc.(stock code: 6696.TW).
(2)	The percentage is calculated based upon an aggregate of (i) 24,898,908 Ordinary Shares outstanding as of December 31, 2022 as provided by the Issuer; and (ii) 22,777 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2022.

CUSIP No. 07782B 104	SCHEDULE 13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

Belite Bio, Inc (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5820 Oberlin Drive, Suite 101,

San Diego, CA 92121

United States of America

Item 2(a)	Name of Persons Filing:

This Schedule 13G is filed on behalf of Yu-Hsin Lin (“Reporting Person”)

Item 2(b)	Address of Principal Business Office or, If None, Residence

The business address of the Reporting Person is 36F., No. 68, Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan

Item 2(c)	Citizenship

Yu-Hsin Lin is a citizen of Australia

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number:

07782B 104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for the Reporting Person contained in rows 5-11 of the cover page and Item 2(a) is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 07782B 104	SCHEDULE 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

Yu-Hsin Lin

	By:	/s/Yu-Hsin Lin
	Name:	Yu-Hsin Lin
	Title:	Chief Executive Officer and Chairman